SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.         )*

VanceInfo Technologies Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G9319E 109

(CUSIP Number)

Initial Public Offering – December 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chris Shuning Chen N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,360,420 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,360,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,420 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%*
12	TYPE OF REPORTING PERSON* IN

*	based on the 37,198,907 ordinary shares outstanding of the filing date and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Button Software Ltd. N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,360,420 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,360,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,420 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding of the filing date and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) TAIRON INVESTMENT LIMITED N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,360,420 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,360,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,420 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding of the filing date and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Altivo Investments Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,360,420 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,360,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,420 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding of the filing date and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) ALTIVO TRUST N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,360,420 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,360,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,420 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%*
12	TYPE OF REPORTING PERSON* OO

*	based on the 37,198,907 ordinary shares outstanding of the filing date and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP NO. G9319E 109	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Credit Suisse Trust Limited N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 0
6 SHARED VOTING POWER 4,360,420 ordinary shares
7 SOLE DISPOSITIVE POWER 0
8 SHARED DISPOSITIVE POWER 4,360,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,360,420 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.5%*
12	TYPE OF REPORTING PERSON* CO

*	based on the 37,198,907 ordinary shares outstanding of the filing date and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

ITEM 1	(a).	NAME OF ISSUER:

VanceInfo Technologies Inc. (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

3/F, Building 8, Zhongguancun Software Park, Haidian District, Beijing 100094, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Chris Shuning Chen Button Software Ltd. TAIRON INVESTMENT LIMITED Altivo Investments Limited ALTIVO TRUST Credit Suisse Trust Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Chris Shuning Chen:

3/F, Building 8, Zhongguancun Software Park,

Haidian District, Beijing 100094,

People’s Republic of China

Button Software Ltd.:

OMC Chambers, P.O. Box 3152,

Road Town, Tortola,

British Virgin Islands

TAIRON INVESTMENT LIMITED:

Room 502, No.6 Unit, No.9 Building, No.2 Area,

6 North DongShiHuan Road, Chao Yang District,

100011, Beijing, PRC

Altivo Investments Limited

The Bahamas Financial Centre,

Shirley & Charlotte Streets, P.O. Box N-3023,

Nassau, Bahamas

ALTIVO TRUST

c/o Credit Suisse Trust Limited,

1 Raffles Link #05-02 Singapore 039393

Credit Suisse Trust Limited

1 Raffles Link #05-02, Singapore 039393

ITEM 2	(c)	CITIZENSHIP:

Mr. Chen – the People’s Republic of China

Button Software Ltd. and TAIRON INVESTMENT LIMITED – British Virgin Islands

Altivo Investments Limited – Bahamas

ALTIVO TRUST and Credit Suisse Trust Limited - Singapore

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

G9319E 109

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2007:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Chris Shuning Chen	4,360,420	11.5%	0	4,360,420	0	4,360,420
Button Software Ltd.	4,360,420	11.5%	0	4,360,420	0	4,360,420
TAIRON INVESTMENT LIMITED	4,360,420	11.5%	0	4,360,420	0	4,360,420
Altivo Investments Limited	4,360,420	11.5%	0	4,360,420	0	4,360,420
ALTIVO TRUST	4,360,420	11.5%	0	4,360,420	0	4,360,420
Credit Suisse Trust Limited	4,360,420	11.5%	0	4,360,420	0	4,360,420

Button Software Ltd., of which Mr. Chen is the sole director, holds 3,760,420 ordinary shares of the Issuer. TAIRON INVESTMENT LIMITED, of which Mr. Chen is the sole director, may be deemed to be the beneficial owner of 600,000 ordinary shares of the Issuer issuable upon the exercise of the vested options held by it, among which 176,042 ordinary shares are issuable upon exercise of options within 60 days of December 11, 2007. Button Software Ltd. and TAIRON INVESTMENT LIMITED are 100% owned by Altivo Investments Limited, which in turn is wholly owned by ALTIVO TRUST, of which Credit Suisse Trust Limited acts as the trustee. Mr. Chen, Button Software Ltd., TAIRON INVESTMENT LIMITED, Altivo Investments Limited, ALTIVO TRUST and Credit Suisse Trust Limited may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by the other members constituting such group.

Credit Suisse Trust Limited disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that Credit Suisse Trust Limited is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2008

Chris Shuning Chen	By:	/s/ Chris Shuning Chen
Chris Shuning Chen

Button Software Ltd,	By:	/s/ Chris Shuning Chen
	Name:	Chris Shuning Chen
	Title:	Director

TAIRON INVESTMENT LIMITED	By:	/s/ Chris Shuning Chen
	Name:	Chris Shuning Chen
	Title:	Director

Altivo Investments Limited	By:	/s/ Serene Lim and Sophia Lee
Name:
	Title:	Authorized Signatory

ALTIVO TRUST	By:	/s/ Serene Lim and Sophia Lee
Name:
	Title:	Authorized Signatory

Credit Suisse Trust Limited	By:	/s/ Serene Lim and Sophia Lee
Name:
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement